Filed pursuant to General Instruction II.L of Form F-10,
File No. 333-114228

PROSPECTUS SUPPLEMENT NO. 2
TO THE SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 5, 2004
(as previously supplemented by Prospectus Supplement No. 1, dated April 16, 2004)

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This Prospectus Supplement, together with the short form base shelf prospectus dated April 5, 2004 (the “Prospectus”) to which it relates, as amended or supplemented, and each document deemed to be incorporated by reference in the Prospectus, as amended or supplemented, constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Secondary Offering	April 26, 2004

Fairmont Hotels & Resorts Inc.

US$270,000,000 3.75% Convertible Senior Notes due 2023

In accordance with the multijurisdictional disclosure system adopted by the United States Securities and Exchange Commission (the “SEC”) and the provincial securities regulatory authorities in Canada, we previously filed a registration statement (the “Registration Statement”) with the Ontario Securities Commission and the SEC, which included the Prospectus, in order to register in the United States resales of our 3.75% convertible senior notes due 2023 (the “notes”) and the common shares issuable upon conversion thereof (the “common shares” and together with the notes, the “securities”).

Investing in the securities involves risks. Please carefully consider the “Risk Factors” beginning on page 13 of the Prospectus.

The holders of the securities are entitled to the benefits of a registration rights agreement, entered into on December 8, 2003 among us and the several Initial Purchasers referred to therein (the “Registration Rights Agreement”). Under the Registration Rights Agreement, any holder of securities wishing to sell securities pursuant to the Registration Statement must deliver a Notice and Questionnaire to us (each such holder which has delivered a Notice and Questionnaire is referred to as an “Electing Holder”). Upon receipt of a completed and signed Notice and Questionnaire, we have agreed to file such documents as may be required to include the securities covered thereby in the Registration Statement.

We are filing this Prospectus Supplement so as to include in the Registration Statement the securities of Electing Holders that have signed, completed and returned a Notice and Questionnaire to us after the date of the Prospectus, as most recently supplemented.

A list of the Electing Holders that have signed, completed and returned a Notice and Questionnaire to us after the date of the Prospectus, as most recently supplemented, together with the principal amount of notes that may be offered by such holders under the Prospectus, as supplemented, is attached as Schedule A to this Prospectus Supplement.

SCHEDULE A

     The table below sets forth the name of each Electing Holder that has signed, completed and returned a Notice and Questionnaire to us since the date of the Prospectus, as most recently supplemented, and the principal amount of notes beneficially owned by such Electing Holder that may be offered under the Prospectus, as supplemented. We have prepared the table below based on the information given to us by the Electing Holders named in the table on or after the date of the Prospectus, as most recently supplemented.

     Unless otherwise disclosed, no Electing Holder has indicated that it has held any position or office or had any other material relationship with us or our affiliates during the past three years. The Electing Holders listed in the table may have sold or transferred, in transactions exempt from the registration requirements of the Securities Act of 1933, as amended, some or all of their notes since the date as of which the information is presented in the table. Because the Electing Holders may offer all or some of their notes from time to time, we cannot estimate the amount of the notes that will be held by the Electing Holders upon the termination of any particular offering.

Electing Holder	Principal amount of notes held

Wachovia Securities International Ltd.	$2,500,000

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